

January 18, 2011

Richard C. Jenkins
Interim Chief Financial Officer
Local Insight Regatta Holdings, Inc.
188 Inverness Drive West, Suite 800
Englewood, Colorado 80112

> **Re: Local Insight Regatta Holdings, Inc.**
> **Form 10-Q for Quarter Ended September 30, 2010**
> **File No. 333-152302**

Dear Mr. Jenkins:

We have reviewed your response letter dated December 29, 2010 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Quarter Ended September 30, 2010

1.   We note that you did not file a Form 10-Q for fiscal quarter ended September 30, 2010 and that you filed a Form 15 on January 5, 2011 to suspend your Section 15(d) reporting obligation. Since the original filing due date of the Form 10-Q for fiscal quarter ended September 30, 2010 preceded the filing of the Form 15, it appears that a Form 10-Q for this period is required to be filed. Please file the Form 10-Q for fiscal quarter ended September 30, 2010, or explain to us your basis for not doing so and the authority upon which you rely in support of your position.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief